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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 12, 2005

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant's name into English)
#200 - 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	December 16, 2005	By	/ s / W.J. Adams
(Signature)*
William J. (Bill) Adams, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 PRESS RELEASE

ANORMED ANNOUNCES 73 PERCENT OF CANCER PATIENTS WHO FAILED PRIOR CHEMOTHERAPY MOBILIZATIONS SUCCEED IN COLLECTING ENOUGH STEM CELLS FOR TRANSPLANT IN MOZOBILTM COMPASSIONATE USE PROGRAM

For Immediate Release:	December 12 2005

Vancouver, British Columbia - AnorMED (AMEX: AOM, TSX:AOM) announces the first report of clinical results on MOZOBIL (AMD3100), a first in class stem cell mobilizer, from the compassionate use protocol (CUP) in cancer patients requiring a stem cell transplant. Cancer patients enrolled in the MOZOBIL CUP program failed prior attempts to collect stem cells for transplant using standard mobilization regimens. Data reported shows that re-mobilization with MOZOBIL and G-CSF allowed patients to collect enough stem cells for a transplant. Preliminary results on the first 70 CUP patients were released today in an oral presentation given by Dr. Joseph McGuirk, Medical Director of the Kansas City Blood and Marrow Transplant Program, at the American Society of Hematology (ASH) conference in Atlanta.

“Stem cell mobilization is an important but difficult process for cancer patients. Depending on the type of disease, more than 20 percent of patients just can’t mobilize enough stem cells, that later will get them through the intense chemotherapy they need to survive. The strongest predictor of success in transplantation is the number of stem cells available for transplantation,” said Dr. McGuirk. He added, “MOZOBIL gave the patients in the compassionate use program a fighting chance to collect enough stem cells for a potentially life-saving transplant after prior attempts using G-CSF alone or chemotherapy plus G-CSF mobilization failed.”

In 69/70 CUP patients prior attempts to collect cells failed, including multiple prior attempts in 16/70 patients.  Prior mobilization regimens included: 33 using G-CSF alone; 17 using cyclophosphamide (chemotherapy) plus G-CSF;  37 using cyclophosphamide plus G-CSF plus other agents; and six using other growth factors or regimens.

Preliminary results from CUP highlight that of the 30 patients in CUP who failed prior collections using chemotherapy plus G-CSF, 22/30 (73%) were successful in collecting the minimum number (2 million CD34+ stem cells/kg of patient weight) of stem cells for transplant when re-mobilized with MOZOBIL and G-CSF.  For the 27 patients, who failed prior collection attempts using cytokine regimens (G-CSF and other), 13/27 (48%) were successful in collecting the minimum number of stem cells for transplant when re-mobilized with MOZOBIL and G-CSF.

Overall 42/70 CUP patients (60%) collected the minimum number of stem cells required to go onto transplant  (2 million CD34+stem cells/kg of patient weight), without having to pool prior collections, when re-mobilized with MOZOBIL and G-CSF.  The median collection for the 42 patients was 4.6 million CD34+ stem cells/kg of patient weight. Of the 42 patients, 38 were transplanted, 3 expired prior to platelet engraftment due to disease progression and 30 are now at six months post transplant or beyond.

-more-

CUP Patients	Non-Hodgkin’s Lymphoma (NHL)	Multiple Myeloma (MM)	Hodgkin’s Disease (HD)	Acute Myelogenous Leukemia (AML)	Other
Success with Remobilization with MOZOBIL +G-CSF	17/31 (55%)	9/14 (64%)	7/10 (70%)	4/8 (50%)	5/7 (71%)

“We are very pleased with the success of MOZOBIL in helping proven failed mobilizers in our CUP program, who are most in need of new mobilization options, go on to have a transplant” said Dr. Gary Calandra, VP Clinical Development, AnorMED Inc.  He added, “In addition, we are pleased with the new clinical results presented at ASH by many of our investigators showing the real potential of MOZOBIL to help Hodgkin’s patients as well as patients undergoing allogeneic transplant. Although preliminary, we are also very excited about the possibility that MOZOBIL may have a survival benefit for transplant patients due to the increased number of lymphocytes that can be collected when it is included in a mobilization regimen.”

Additional results that were presented at ASH are described in more detail below. All MOZOBIL abstracts are available on the ASH website at www.hematology.org all presentations and posters will be available on www. anormed.com

Other MOZOBIL Results Presented at ASH:

MOZOBIL & Hodgkin’s Disease

Also presented at ASH were results from a Phase II study by lead investigator Dr. John DiPersio, Chief, Division of Oncology, Professor of Medicine, Pathology and Pediatrics, and Deputy Director, Siteman Cancer Center, Washington University, was new clinical data from a Phase II study that supports the role of MOZOBIL in helping patients with HD, who are some of the most difficult patients to mobilize, collect more cells for transplant. Twelve HD patients, 10 relapsed and two refractory, were mobilized with G-CSF + MOZOBIL.  All patients when mobilized with MOZOBIL and G-CSF achieved the minimum 2 x 106 CD34+ cells/kg and a significantly higher proportion of patients achieved the target collection of > 5 x 106 CD34+ cells/kg than did historical controls. When compared to historical data in HD patients mobilized with G-CSF alone, MOZOBIL in combination with G-CSF improves the proportion of patients collecting the minimum 2 x 106 CD34+ cells/kg (78% vs. 100%) and the proportion achieving the target collection of > 5 x 106 CD34+ cells/kg (15% vs. 63%).  In addition, the median collection in the first two days of apheresis was significantly better than historical controls.

MOZOBIL & Survival Benefit

Also reported at ASH by investigators at the Mayo Clinic was a retrospective study indicating MOZOBIL may provide a survival benefit to cancer patients post-stem cell transplant due to its ability to mobilize higher numbers of lymphocytes for collection and infusion, translating into a faster immune recovery post-transplant. The primary objective of this study was to determine the difference in lymphocyte subpopulations in the stem cell collections between  NHL patients mobilized with MOZOBIL + G-CSF versus NHL patients mobilized with G-CSF alone. The study also compared progression-free survival at one year post-stem cell transplant between patients transplanted with collections using MOZOBIL +G-CSF and those transplanted with collections using G-CSF alone. The apheresis products from seven patients with NHL undergoing transplant who received MOZOBIL in addition to G-CSF as a part of their mobilization regimen were compared to 29 patients with NHL who had undergone stem cell mobilization with G-CSF alone.

Compared with G-CSF alone, patients who received MOZOBIL had an increased lymphocyte subset in their collection product. In addition, a higher absolute lymphocyte count at day 15 (ALC-15), as a surrogate marker of immune reconstitution post-transplant, was observed in the MOZOBIL group. The absolute ALC15 after autologous stem cell transplantation is an independent, prognostic indicator for survival in multiple hematological malignancies (Leukemia and Lymphoma. 2005, 46: 1287-94). One year post transplant 7/7 patients who received MOZOBIL were in complete remission compared to the G-CSF group where 10/29 relapsed disease and 7/29 expired due to disease progression. Further studies are warranted to determine whether MOZOBIL may be used to optimize lymphocyte mobilization and collection, helping to improve immune reconstitution and survival post-ASCT.

MOZOBIL & Allogeneic Transplant

Additionally, Dr. Steven Devine, Associate Professor of Medicine, Director, Blood and Marrow Transplant Program, Ohio State University School of Medicine reported an update on a pilot study from Washington University using

-more-

MOZOBIL as a single agent to mobilize stems cells in healthy donors for an allogeneic transplant. Results to date show eight of nine donors collected adequate stem cells to support an allograft. The six transplanted patients have all experienced successful engraftment and have had a median follow up period of 200 days.

About MOZOBIL

MOZOBIL is the first in a new class of agents which induces rapid mobilization of stem cells from the bone marrow into the peripheral blood system. MOZOBIL is currently under clinical investigation in North America and Europe as a potential new agent for first line stem cell mobilization in cancer patients undergoing a stem cell transplant, and is not yet approved for commercial use. AnorMED is evaluating MOZOBIL in two Phase III studies ongoing in the U.S. The Company plans to complete Phase III recruitment and three month follow up by the end of calendar 2006. In addition, AnorMED has a Phase II program for MOZOBIL that is ongoing in transplant centers in the U.S., Canada and the European Union.  AnorMED also has an ongoing program for the Compassionate Use of MOZOBIL that in conjunction with Phase II studies may be the basis for Conditional Market Authorization submission in Europe planned for 2007. To date, MOZOBIL has been administered to over 595 patients, and data from over 272 subjects and cancer patients has been presented to date.  The tradename MOZOBIL (plerixafor) will be re-reviewed as part of the New Drug Application submission to the U.S. FDA and will also be submitted to European regulatory authorities for review at the appropriate time.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. Information on AnorMED Inc. is available on the Company’s website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not expect to update any forward-looking statements as conditions change.  Investors are referred to the discussion of the risk factors associated with the Company's business contained in the Company’s Final Short Form Prospectus dated December 1, 2005 and  filed with Canadian securities regulatory authorities and available on SEDAR..

For further information: W.J. (Bill) Adams, C.A. Chief Financial Officer Tel: (604) 530-1057 E-mail: info@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: (604) 532-4667 E-mail : ewhiting@anormed.com

Notes to Editors and Reporters:

About Stem Cell Transplantation

Stem cell transplantation is a standard medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers of the immune system such as multiple myeloma and non-Hodgkin’s lymphoma, among others. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient’s immune system, is the number of stem cells available for transplantation.

Approximately 45,000 stem cell transplantations are performed yearly worldwide  (IBMTR/ABMTR 2003). Stem cells used to be collected from patients using an invasive procedure called bone marrow transplant.  This technique is now being replaced by a new procedure called peripheral blood stem cell transplant (PBSCT). In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection, patients are given G-CSF which causes stem cells in the body to multiply. The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected.

Up to 65% of transplant patients have poor or sub-optimal mobilization of stem cells from the bone marrow into the bloodstream using standard mobilization regimens, such as G-CSF and chemotherapy and G-CSF regimens (CIBMTR data 1998-2002). Currently, there are no medical guidelines to predict which patients will respond poorly to G-CSF mobilization.  These patients may require additional mobilization and cell collection sessions, called apheresis, to achieve a sufficient number of stem cells for transplantation. Some patients, particularly those transplanted with a sub-optimal number of cells, experience a delayed recovery of their immune system. These patients are at greater risk for infection and may require additional days of antibiotics, blood transfusions and extended hospitalization.

Background on MOZOBIL

MOZOBIL has orphan drug status in both the U.S and the E.U. In December 2004, AnorMED completed the Special Protocol Assessment process with the U.S. FDA and agreed on the design and endpoints of two pivotal Phase III studies. These studies are ongoing in major transplant centers in the U.S. One study is enrolling 300 non-Hodgkin’s lymphoma (NHL) patients and the other study 300 multiple myeloma (MM) patients. Both studies are randomized, double-blind, placebo controlled, comparative trials of MOZOBIL plus G-CSF versus placebo plus G-CSF.

MOZOBIL is an inhibitor of the CXCR4 chemokine receptor. The CXCR4 receptor is present on white blood cells and among other functions, has been shown to play a key regulatory role in the trafficking and homing of human CD34+ stem cells in the bone marrow. MOZOBIL is the first in a new class of agents which induces rapid mobilization of stem cells from the bone marrow into the peripheral blood system

Form 51-102F3
Material Change Report

Item 1.

Name and Address of Company

AnorMED Inc. (“AnorMED”, the “Company” or “we”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

December 12, 2005.

Item 3.

News Release

The news release was issued at Langley, B.C. on December 12, 2005 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

The Company announced on December 12, 2005 the first report of clinical results on MOZOBIL (AMD3100), a first in class stem cell mobilizer, from the compassionate use protocol (CUP) in cancer patients requiring a stem cell transplant.

Item 5.

Full Description of Material Change

The Company announced on December 12, 2005, the first report of clinical results on MOZOBIL (AMD3100), a first in class stem cell mobilizer, from the compassionate use protocol (CUP) in cancer patients requiring a stem cell transplant. Cancer patients enrolled in the MOZOBIL CUP program failed prior attempts to collect stem cells for transplant using standard mobilization regimens. Data reported shows that re-mobilization with MOZOBIL and G-CSF allowed patients to collect enough stem cells for a transplant. Preliminary results on the first 70 CUP patients were released today in an oral presentation given by Dr. Joseph McGuirk, Medical Director of the Kansas City Blood and Marrow Transplant Program, at the American Society of Hematology (ASH) conference in Atlanta.

In 69/70 CUP patients prior attempts to collect cells failed, including multiple prior attempts in 16/70 patients.  Prior mobilization regimens included: 33 using G-CSF alone; 17 using cyclophosphamide (chemotherapy) plus G-CSF;  37 using cyclophosphamide plus G-CSF plus other agents; and six using other growth factors or regimens.

Preliminary results from CUP highlight that of the 30 patients in CUP who failed prior collections using chemotherapy plus G-CSF, 22/30 (73%) were successful in collecting the minimum number (2 million CD34+ stem cells/kg of patient weight) of stem cells for transplant when re-mobilized with MOZOBIL and G-CSF.  For the 27 patients, who failed prior collection attempts using cytokine regimens (G-CSF and other), 13/27 (48%) were successful in collecting the minimum number of stem cells for transplant when re-mobilized with MOZOBIL and G-CSF.

Overall 42/70 CUP patients (60%) collected the minimum number of stem cells required to go onto transplant  (2 million CD34+stem cells/kg of patient weight), without having to pool prior collections, when re-mobilized with MOZOBIL and G-CSF.  The median collection for the 42 patients was 4.6 million CD34+ stem cells/kg of patient weight. Of the 42 patients, 38 were transplanted, 3 expired prior to platelet engraftment due to disease progression and 30 are now at six months post transplant or beyond.

CUP Patients	Non-Hodgkin’s Lymphoma (NHL)	Multiple Myeloma (MM)	Hodgkin’s Disease (HD)	Acute Myelogenous Leukemia (AML)	Other
Success with Remobilization with MOZOBIL + G-CSF	17/31 (55%)	9/14 (64%)	7/10 (70%)	4/8 (50%)	5/7 (71%)

Additional results that were presented at ASH are described in more detail below. All MOZOBIL abstracts are available on the ASH website at www.hematology.org all presentations and posters will be available on www. anormed.com.

Other MOZOBIL Results Presented at ASH:

MOZOBIL & Hodgkin’s Disease

Also presented at ASH were results from a Phase II study by lead investigator Dr. John DiPersio, Chief, Division of Oncology, Professor of Medicine, Pathology and Pediatrics, and Deputy Director, Siteman Cancer Center, Washington University, that supports the role of MOZOBIL in helping patients with HD, who are some of the most difficult patients to mobilize, collect more cells for transplant. Twelve HD patients, 10 relapsed and two refractory, were mobilized with G-CSF + MOZOBIL.  All patients when mobilized with MOZOBIL and G-CSF achieved the minimum 2 x 106 CD34+ cells/kg and a significantly higher proportion of patients achieved the target collection of > 5 x 106 CD34+ cells/kg than did historical controls. When compared to historical data in HD patients mobilized with G-CSF alone, MOZOBIL in combination with G-CSF improves the proportion of patients collecting the minimum 2 x 106 CD34+ cells/kg (78% vs. 100%) and the proportion achieving the target collection of > 5 x 106 CD34+ cells/kg (15% vs. 63%).  In addition, the median collection in the first two days of apheresis was significantly better than historical controls.

MOZOBIL & Survival Benefit

Also reported at ASH by investigators at the Mayo Clinic was a retrospective study indicating MOZOBIL may provide a survival benefit to cancer patients post-stem cell transplant due to its ability to mobilize higher numbers of lymphocytes for collection and infusion, translating into a faster immune recovery post-transplant. The primary objective of this study was to determine the difference in lymphocyte subpopulations in the stem cell collections between  NHL patients mobilized with MOZOBIL + G-CSF versus NHL patients mobilized with G-CSF alone. The study also compared progression-free survival at one year post-stem cell transplant between patients transplanted with collections using MOZOBIL + G-CSF and those transplanted with collections using G-CSF alone. The apheresis products from seven patients with NHL undergoing transplant who received MOZOBIL in addition to G-CSF as a part of their mobilization regimen were compared to 29 patients with NHL who had undergone stem cell mobilization with G-CSF alone.

Compared with G-CSF alone, patients who received MOZOBIL had an increased lymphocyte subset in their collection product. In addition, a higher absolute lymphocyte count at day 15 (ALC-15), as a surrogate marker of immune reconstitution post-transplant, was observed in the MOZOBIL group. The absolute ALC15 after autologous stem cell transplantation (ASCT) is an independent, prognostic indicator for survival in multiple hematological malignancies (Leukemia and Lymphoma. 2005, 46: 1287-94). One year post transplant 7/7 patients who received MOZOBIL were in complete remission compared to the G-CSF group where 10/29 had relapsed disease and 7/29 expired due to disease progression. Further studies are warranted to determine whether MOZOBIL may be used to optimize lymphocyte mobilization and collection, helping to improve immune reconstitution and survival post-ASCT.

MOZOBIL & Allogeneic Transplant

Additionally, Dr. Steven Devine, Associate Professor of Medicine, Director, Blood and Marrow Transplant Program, Ohio State University School of Medicine reported an update on a pilot study from Washington University using MOZOBIL as a single agent to mobilize stems cells in healthy donors for an allogeneic transplant. Results to date show eight of nine donors collected adequate stem cells to support an allograft. The six transplanted patients have all experienced successful engraftment and have had a median follow up period of 200 days.

About MOZOBIL

MOZOBIL is the first in a new class of agents which induces rapid mobilization of stem cells from the bone marrow into the peripheral blood system. MOZOBIL is currently under clinical investigation in North America and Europe as a potential new agent for first line stem cell mobilization in cancer patients undergoing a stem cell transplant, and is not yet approved for commercial use. AnorMED is evaluating MOZOBIL in two Phase III studies ongoing in the U.S. The Company plans to complete Phase III recruitment and three month follow up by the end of calendar 2006. In addition, AnorMED has a Phase II program for MOZOBIL that is ongoing in transplant centers in the U.S., Canada and the European Union.  AnorMED also has an ongoing program for the Compassionate Use of MOZOBIL that in conjunction with Phase II studies may be the basis for Conditional Market Authorization submission in Europe planned for 2007. To date, MOZOBIL has been administered to over 595 patients, and data from over 272 subjects and cancer patients has been presented to date.  The tradename MOZOBIL (plerixafor) will be re-reviewed as part of the New Drug Application submission to the U.S. FDA and will also be submitted to European regulatory authorities for review at the appropriate time.

Notes to Editors and Reporters:

About Stem Cell Transplantation

Stem cell transplantation is a standard medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers of the immune system such as multiple myeloma and non-Hodgkin’s lymphoma, among others. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient’s immune system, is the number of stem cells available for transplantation.

Approximately 45,000 stem cell transplantations are performed yearly worldwide  (IBMTR/ABMTR 2003). Stem cells used to be collected from patients using an invasive procedure called bone marrow transplant.  This technique is now being replaced by a new procedure called peripheral blood stem cell transplant (PBSCT). In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection, patients are given G-CSF which causes stem cells in the body to multiply. The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected.

Up to 65% of transplant patients have poor or sub-optimal mobilization of stem cells from the bone marrow into the bloodstream using standard mobilization regimens, such as G-CSF and chemotherapy and G-CSF regimens (CIBMTR data 1998-2002). Currently, there are no medical guidelines to predict which patients will respond poorly to G-CSF mobilization.  These patients may require additional mobilization and cell collection sessions, called apheresis, to achieve a sufficient number of stem cells for transplantation. Some patients, particularly those transplanted with a sub-optimal number of cells, experience a delayed recovery of their immune system. These patients are at greater risk for infection and may require additional days of antibiotics, blood transfusions and extended hospitalization.

Background on MOZOBIL

MOZOBIL has orphan drug status in both the U.S and the E.U. In December 2004, AnorMED completed the Special Protocol Assessment process with the U.S. FDA and agreed on the design and endpoints of two pivotal Phase III studies. These studies are ongoing in major transplant centers in the U.S. One study is enrolling 300 non-Hodgkin’s lymphoma (NHL) patients and the other study 300 multiple myeloma (MM) patients. Both studies are randomized, double-blind, placebo controlled, comparative trials of MOZOBIL plus G-CSF versus placebo plus G-CSF.

MOZOBIL is an inhibitor of the CXCR4 chemokine receptor. The CXCR4 receptor is present on white blood cells and among other functions, has been shown to play a key regulatory role in the trafficking and homing of human CD34+ stem cells in the bone marrow. MOZOBIL is the first in a new class of agents which induces rapid mobilization of stem cells from the bone marrow into the peripheral blood system.

Note:  Certain of the statements contained in this report contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not expect to update any forward-looking statements as conditions change.  Investors are referred to the discussion of the risk factors associated with the Company's business contained in the Company’s Final Short Form Prospectus dated December 1, 2005 and  filed with Canadian securities regulatory authorities and available on SEDAR.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Executive Officer

Name of Executive Officer:

Mr. W.J. (Bill) Adams
Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Date of Report

December 19, 2005.

“W.J. (Bill) Adams”
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory